                                  Form 10-SB
                    U.S. Securities and Exchange Commission
                            Washington, D.C. 20549

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS.

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            NEWLANDS OIL & GAS INC.
                            -----------------------
                (Name of Small Business Issuer in its charter)

                                    NEVADA
                                    ------
                        (state or other jurisdiction of
                        incorporation or organization)

                                  98-0197707
                                  ----------
                          (I.R.S. Employer I.D. No.)

                         #300 - 750 WEST PENDER STREET
                         -----------------------------
                          VANCOUVER, BRITISH COLUMBIA
                          ---------------------------
                                    V6C 2T8
                                    -------

             (Address of principal executive offices and zip code)

                                (604) 689-1180
                                --------------
                          (Issuer's telephone number)

       Securities to be registered pursuant to Section 12(b) of the Act:
                                      None
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:
                         Common Stock, $.001 par value
                         -----------------------------
                    Title of each class to be so registered

                                   CONTENTS
                                                                                  PAGE

PART I
Item 1.     Description of Business..................................................3
Item 2.     Management's Discussion and Analysis or Plan of Operation................9
Item 3.     Description of Property.................................................10
Item 4.     Security Ownership of Certain Beneficial Owners and Management..........13
Item 5.     Directors, Executive Officers, Promoters and Control Persons............15
Item 6.     Executive Compensation..................................................17
Item 7.     Certain Relationships and Related Transactions..........................18
Item 8.     Description of Securities...............................................18

PART II

Item 1.     Market Price of and Dividends on the Registrant's Common
            Equity and Other Shareholder Matters....................................19
Item 2.     Legal Proceedings.......................................................19
Item 3.     Changes in and Disagreements with Accountants...........................20
Item 4.     Recent Sales of Unregistered Securities.................................20
Item 5.     Indemnification of Directors and Officers...............................20

PART F/S    ........................................................................25

PART III

Item 1.     Index to Exhibits.......................................................44


                          FORWARD LOOKING STATEMENTS

Newlands Oil & Gas Inc. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend,""could," "estimate," or "continue," or the negative or other variations therefor comparable terminology, are intended to identify forward-looking statements.

PART I

Item 1:  DESCRIPTION OF BUSINESS
------

History and Organization:
------------------------

Newlands Oil & Gas Inc. (the "Company") is a corporation organized under the laws of the State of Nevada on June 17, 1998, to explore for, and, if possible, develop oil and gas properties in California.

Expansion Strategy

The Company intends to continue its acquisition of properties and leases with the intent of participating in the exploration for oil and gas primarily in, but not limited to, California. The Company anticipates that it will fund the costs of these acquisitions and developments through purchases of common stock in the Company by private investors. If funds become available from revenues from producing oil and gas wells (which is not currently the case) then those funds will be made available for expansion and for increasing production facilities.

Employees

The Company currently has two employees, neither of whom work full time for the Company. Each employee currently receives $3,000 per month from the Company. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

Risk Factors

Limited Operating History; Development Stage Company. The Company was incorporated under the laws of Nevada on June 17, 1998, and therefore has a limited operating history. Through December 31, 1998 the Company incurred a net loss of $29,916. The Company faces all of the risks inherent in a new business. In addition, the Company can only provide limited historical information and financial data about its operations upon which a prospective investor can make an informed judgment as to the future prospects of the Company. Estimations with respect to the proved reserves and level of future production attributable to wells in which the Company may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. The Company's future financial results will depend primarily on its ability to economically locate and produce hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Competition. The search for viable oil and gas prospects and leases is intensely competitive. It is likely that in seeking future acquisitions, the company will compete with firms which have substantially greater financial and management resources than the Company. The Company may acquire interests in mineral leases and lease acquisition opportunities in known, proven, producing fields, or on unknown, unproven territories or leases with no contiguous producing well sites. The Company's competition is widely diverse, and comes primarily from three sources: (1) those competitors that are seeking oil and gas fields for expansion, further drilling, or increasing production through improved engineering techniques (2) income-seeking entities purchasing a predictable stream of earnings based upon historic production from the field being acquired, and (3) junior companies seeking exploration opportunities in unknown, unproven territories.

Affiliate Transactions. The Company has entered into a Participation Agreement with Brothers Oil & Gas Inc. ("Brothers"). Mr. Allen Sewell, President and a director of the Company, is the President and a director of Brothers. Brothers is controlled by several members of the Sewell family. Graeme Sewell is a director of the Company and his children are shareholders of Brothers. As such, the Company's execution of the Participation Agreement with Brothers was not an arm's-length transaction with a non-affiliate. While Mr. Allen Sewell and Mr. Graeme Sewell have a fiduciary duty to deal fairly with the Company and its shareholders, there are no guarantees that the terms of the transaction were similar to what the Company would have received in an arm's-length transaction with a non-affiliate.

No Assurance of Success or Profitability. There can be no assurance that the Company will be able to generate profits or otherwise operate successfully based on its participation in an oil and gas project and 3D seismic survey.

No Assurance of Dividends. There can be no assurance that the Company will pay dividends on its capital stock in the foreseeable future. Investors who anticipate the need for immediate income from their investment in the Company's securities should refrain from the purchase of the Company's securities.

Authorization of Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value. As of the date of this Form 10-SB, no shares of Preferred Stock have been issued. The Company's Preferred Stock may bear such rights and preferences, including dividend and liquidation preferences, as the Board of Directors may fix and determine from time to time. Any such preferences may operate to the detriment of the rights of the holders of Common Stock.

"Penny Stock" Rules. Should a market for the Shares develop, the Shares will be subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may restrict the ability of brokers to sell the Company's Common Stock and may affect the ability of purchasers in this offering to sell such Common Stock in the secondary market.

Conflicts of Interest. Certain of the directors of the Company are directors, officers and/or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. These directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.

Certain Anti-takeover Effects. The Company's Articles of Incorporation authorize the Board of Directors to set the terms of and issue Preferred Stock without shareholder approval. The Board of Directors could use the Preferred Stock as a means to delay, defer or prevent a takeover attempt that a shareholder might consider to be in the Company's best interest.

General Risks of the Oil and Gas Industry

Dependence on Exploratory Drilling Activities. The success of the Company will be materially dependent upon the success of its 3D seismic survey and exploratory drilling program. Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Although the Company believes that its use of 3D seismic data and other advanced technologies should increase the probability of success of its exploratory wells and should reduce average finding costs through elimination of prospects that might otherwise be drilled solely on the basis of two dimensional ("2D") seismic data, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3D seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present in such structures. In addition, the use of 3D seismic data and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful, and if unsuccessful, such failure will have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular project area will not decline. The Company may choose not to acquire option and lease rights prior to acquiring seismic data and, in many cases, the Company may identify a prospect or drilling location before seeking option or lease rights in the prospect or location.

Although the Company has identified or budgeted for a 3D seismic survey and the drilling of three test wells, there can be no assurance that such wells will ever be leased or drilled (or drilled within the scheduled or budgeted time frame) or that oil or natural gas will be produced from any such prospects or any other prospects. In addition, prospects may initially be identified through a number of methods, some of which do not include interpretation of 3D or other seismic data. Wells that are currently included in the Company's capital budget may be based upon statistical results of drilling activities in other 3D project areas that the Company believes are geologically similar, rather than on analysis of seismic or other data. Actual drilling and results are likely to vary from such statistical results and such variance may be material. Similarly, the Company's drilling schedule may vary from its capital budget.

Volatility of Oil And Natural Gas Prices. The Company's revenues, future rate of growth, results of operations, financial condition and ability to borrow funds or obtain additional capital, as well as the carrying value of its properties, are substantially dependent upon prevailing prices of oil and natural gas. Historically, the markets for oil and natural gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with certainty. Declines in oil and natural gas prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and natural gas prices also may reduce the amount of oil and natural gas that the Company can produce economically.

In order to reduce its exposure to short-term fluctuations in the price of oil and natural gas, the Company may periodically enter into hedging arrangements. The Company's hedging arrangements may apply to all or to only a portion of its production and provide only partial price protection against declines in oil and natural gas prices. Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, the Company's hedging arrangements, if any, may limit the benefit to the Company of increases in the price of oil and natural gas. As of the date of this document the Company had not engaged in hedging.

Reserve Replacement Risk. In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The failure of an operator of the Company's wells to adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for oil and natural gas increase significantly, the Company's funding and development costs could also increase.

Operating Risks of Oil And Natural Gas Operations. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of oil and natural gas gathering systems, pipelines and trucking or terminal facilities. The Company may deliver natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company's contractors may elect to obtain insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. The Company may elect to self-insure if management believes that the cost of insurance is not excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company. The Company anticipates participating in a substantial percentage of its interest in oil and gas properties on a non-operated basis, which may limit the Company's ability to control the risks associated with oil and natural gas operations.

Technological Changes. The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could he materially and adversely affected.

Government Regulation and Environmental Matters. Oil and natural gas operations are subject to various federal, state and local government regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. The development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to federal, state and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas, or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation.

Acquisition Risks. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes obtaining a report from an independent geologist. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are

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identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by the Company will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

Shortage of Equipment Services, Supplies and Personnel. There is often competition for scarce drilling and completion equipment, services and supplies. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Any such shortages could delay the proposed exploration, development, and sales activities of the Company and could cause a material adverse affect to the financial condition of the Company.

If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect its financial condition and results of operations.

Item 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------

The Company was organized for the purpose of engaging in oil and gas exploration and is currently engaged in oil and gas exploration in California. The Company currently has a working capital of approximately $18,000. The Company intends to raise additional funds in order to drill or participate in the drilling of oil and gas wells, make option payments, and to generally meet its future corporate obligations. The Company anticipates that it has sufficient funds for a period of 90 days at which time it will require additional financing. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company conducted an initial private offering of 10,047,167 shares of Common Stock at $0.015 per share, pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended (the "Act"). The Company received gross proceeds of $150,708 from the initial private offering. Management believes that the Company has sufficient working capital to fund the Company's operations until it obtains additional financing.

The Company has executed an engagement agreement with Procrass Corp., P.O. Box 1792 Anderson Square, Grand Cayman, British West Indies ("Procrass"). Procrass has agreed to assist the Company with the negotiation of a joint venture and/or an additional placement of the Company's securities with gross proceeds of up to $1,500,000. Procrass' fee for its services is $45,000, which was paid by the Company from proceeds received from purchasers in the Company's prior 504 offering. There are no assurances that Procrass will be able to assist the Company with raising any additional funds.

Estimates with respect to the proved reserves and level of future production attributable to wells in which the Company may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. The Company's future financial results will depend primarily on its ability to economically locate and produce hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

The year 2000 issue arises with respect to the Company's operations because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information is processed using the year 2000 date. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 2, 2,000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the Company including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Item 3:  DESCRIPTION OF PROPERTY
------

The Company leases a 500 square foot office at #300 - 750 West Pender Street for $500 per month.

By agreement (the "Agreement") dated March 1, 1999 between the Company and Brothers, the Company has an option to earn 70% of Brothers' 10% working interest in certain oil and gas leases, options to lease and seismic options located on the Travis 3D Seismic Project located in Solano County California (the "Lands"). The Company has paid $73,000 (U.S.) to Brothers pursuant to the Agreement which amount is equal to Brothers total land and seismic acquisition costs associated with the Lands. The estimated land and seismic costs were US$83,000 at the time the Agreement was entered into. However, cost savings have been realized and the total land and seismic costs are in fact, US$73,000.

Under the terms of the Agreement, the Company is required to pay 10% of the cost of each test well drilled. If the Company elects not to pay this amount within 15 days of a cash call, then the Company will not have rights to any test wells or development wells drilled on that prospect. The Company can only participate in development wells on a prospect by contributing 10% of the costs of drilling an initial test well on that prospect.

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In addition to any royalties owed to land owners (ranging from 16.67% to 20%), the Lands are subject to a 2.5% overriding royalty interest in any wells drilled on the Property.

Underlying the Agreement is a joint operating agreement (the "Operating Agreement") dated December 1, 1998 between Production Specialties Company as operator, Brothers, Celcius Energy Company, Sunset Exploration Inc., Bobsac, LLC and Vaughan Production Company as non operators (collectively, the "Particiapants") whereby the Participants agree to acquire hydrocarbon leasehold interests on the Lands and to conduct a 3D siesmic survey of same. In addition to any royalties owed to land owners (ranging from 16.67% to 20%), the Lands are subject to a 2.5% overriding royalty interest in any wells drilled on the Property.

Upon completion of the acquisition of the Lands and a 3D Seismic survey on the Lands, a formal report (the "Survey Report") will be prepared detailing the results of the survey. The Company anticipates that the 3D Seismic survey will be completed by June 30, 1999 with drilling decisions to be made by September, 1999. At that time, the Company will receive a request for payment for drilling a particular well on the Lands. If the Company wishes to exercise its option and participate in the drilling of any wells on the Lands, then the Company intends to complete an additional offering of shares in order to fund the Company's portion of the drilling costs.

The following description of the Property is a summary of and is based upon a report (the "Report") dated June, 1998, prepared for Vaughan Exploration, Inc. ("Vaughan") by Jeffrey K. Vaughan, President of Vaughan, its sole shareholder and a Certified Petroleum Geologist. Vaughan Production Company is a party to an operating agreement with respect to the Lands. Vaughan Production Company is owned by Richard Vaughan, Jeffrey K. Vaughan's father. As a result of these relationships the Report was reviewed and endorsed on June 10, 1998, by David E. Olson, a California Registered Geologist, who has no direct or indirect interest in the property which is the subject of the report (a complete copy of the Report is available from the Company at their offices upon request):

The following is only a summary of the Report and therefore is incomplete. Interested persons are advised to read the full report.

Abstract
--------

This is a prospect for participation in acquiring a 3D seismic survey and subsequent drilling of exploratory natural gas wells on lands hereafter described and referred to as the Travis 3D Prospect. The Travis 3D Prospect is located in Solano County, California, and received its name from Travis Air Force Base which lies on the southwest corner of the area. The land block is being put together at the time of this report and encompasses approximately 24,000 acres or 37 square miles.

Introduction
------------

Three dimensional seismic surveying was first used in northern California in 1988 as an in-field development project by a major company. There were less than half a dozen other 3D surveys shot prior to 1994 as the industry viewed 3D as an expensive development tool. Costs per square mile in the last 10 years have dropped from over $250,000/mile to approximately $42,000/mile.

Geology
-------

The Travis 3D area was targeted by the Participants as an extremely attractive geologic target, due to the proximity to some of the largest gas fields in California. The Travis area has had very light drilling exploration over the years, even with the adjacent 1980's developments of Denverton Creek and the Winters pool at Bunker. Both of these fields had existing 2D seismic data coverage, but were too difficult to image and/or overlooked by the industry. The Company confirms that it has no interest in Denverton Creek or Bunkers and that any reference herein is not to be construed as an interest therein.

The Travis area sits largely within the Southern Sacramento Valley basinal synclinal axis as defined by early 2D seismic data and exploratory well control. Denverton Creek is positioned within the center of this basin syncline and the geological concept for drilling there was believed to be related to truncation of potential reservoir sands by the east-west trending Martinez Gorge. The Martinez Gorge does truncate some of the reservoirs, but a greater percentage of the traps there are due to the interaction of several intersecting fault systems combined with regional geologic unconformities which set up fairly complex combination traps.

Truncation traps are simple in concept when a dipping reservoir is eroded or "truncated" by an impermeable formation creating an up-dip seal which may trap hydrocarbons. If a 2D seismic line happens to intersect these two surfaces at right angles it has a fair chance of imaging a gas pool and creating a bright spot. If the 2D line is not at right angles the picture becomes very confusing. Truncation traps begin to get even more complicated when the erosion edge is not a straight line, the dips of the reservoir beds vary, and there is abundant faulting. Travis appears to have all of these in addition to several regional, geologic unconformities, which also truncate underlying reservoir rocks making traditional geologic interpretation even harder. Three dimensional seismic can be used as a tool in unraveling these geologic complexities and at imaging gas in these types of environments.

The Travis 3D area is also unique in the Southern Sacramento Valley as it has four different, major geologic play concepts. Many 3D areas are targeted for just one particular formation or trapping style and others just target economic development drilling of small pools of gas missed by dense well control. In addition, there are a number of secondary objectives which is a significant by-product of exploring this area.

Vaughan is currently leasing the acreage block with some competition on the southern boundary from several small operators who plan two to three mile 3D shoots in an attempt to extend their production in the Denverton Creek field. The southern portion of the shoot will image the same trapping style as these wells. Vaughan is aware of several large 3D shoots (40+ square miles) planned south, east and north of Travis.

Most of the mineral acreage parcels are fairly large which is beneficial in terms of the time it takes in putting together this size of land block. The surface usage of the land is largely grazing and pastures with seasonal, row crops such as tomatoes, alfalfa and corn on parcels in the northeastern area. The town of Vacaville forms the effective northwestern boundary of the shoot while Travis Air Force Base is on the southwestern boundary. The surface is fairly flat in topography with several small, seasonal creeks that run through the area.

As is the case with many large 3D areas, the lease acquisition process is a dynamic one. Some leases are impossible to reasonably acquire and other leases are slightly outside the proposed boundary. It is usually desirable to add adjacent parcels to the original proposed boundaries if they become available and still fit into the geological framework of the shoot.

Drilling
--------

The Travis area does not appear to present any severe drilling problems in the depth ranges that will be targeted. Immediately south and west of Denverton Creek there are high pressures due to the Kirby Hills uplift, but they should not exist on the target area. Well costs will vary considerably from south to north as the depth of the main objectives range from 4,500 feet (approximately $250,000 completed) to 12,000 feet (approximately $600,000 completed).

The distance to commercial pipelines varies from less than 1 mile on the southern and northern ends of the shoot, to 6 miles in the middle of the shoot.

End of Summary of Report
------------------------

The Company currently has no productive wells and no productive acreage. All of the Lands are undeveloped. No wells have been drilled on the Lands to date. There are no proved hydrocarbon reserve volumes in the Lands. As of May 31, 1999 there are no wells being drilled, no waterfloods in process of installation, no pressure maintenance operations and there are no other related operations of material importance by appropriate geographic areas. The Company has no delivery commitments of any kind.

Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
------

The following table sets forth certain information concerning the ownership of common stock of the Company as of May 31, 1999 of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:


===============================================================================================================
Title of Class        Name and Address of                      Amount and Nature of         Percent of Class
                      Beneficial Owner                         Beneficial Ownership         (total outstanding
                                                               [1]                          is 10,047,167)
===============================================================================================================
Common Shares         Allen Sewell                                       [2]700,000                      6.83%
                      (President, Director)                                  Common
                      Box 31 Saturna Island
                      V0N 2Y0  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Graeme Sewell (Director)                           [2]200,500                      1.96%
                      153 - 3300 Capilano Rd.                                Common
                      North Vancouver, B.C.
                      V7R 4H8  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Negar Towfigh (Director)                           [2]248,000                      2.42%
                      1403 Chippendale Road                                  Common
                      West Vancouver, B.C.
                      V7S 2N7  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Fraser River Bridge Holdings Ltd.                     600,000                      5.97%
                      2566 Westhill Drive                                    Common
                      West Vancouver, B.C.
                      V7S 3B7  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Monica Clemiss                                        666,667                      6.64%
                      2238 West Keith Road                                   Common
                      North Vancouver, B.C.
                      V7P 1Z3  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Tom Doyle                                             668,167                      6.65%
                      4534 West 15th Avenue                                  Common
                      Vancouver, B.C.
                      V6R 3B4  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         CC Investments Ltd.                                   800,000                     7.96%
                      P.O. Box 1792 G 5th Floor                              Common
                      Anderson Squared Building
                      Grand Cayman Islands
                      West Indies
---------------------------------------------------------------------------------------------------------------
Common Shares         Latour Trustees (Jersey) Limited                      995,000                     9.90%
                      P.O. Box 344                                           Common
                      5 Old Street
                      St Helier  JE4 8UZ
                      Jersey Channel Islands
---------------------------------------------------------------------------------------------------------------


===============================================================================================================
Title of Class        Name and Address of                      Amount and Nature of       Percent of Class
                      Beneficial Owner                         Beneficial Ownership       (total outstanding
                                                               [1]                        is 10,047,167)
===============================================================================================================
Common Shares         Phoenix International Holding Corp.                   995,000                   9.90%
                      303 - 1080 Howe Street                                 Common
                      Vancouver, B.C.
                      V6T 2T6  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Prism Holdings                                        995,000                   9.90%
                      P.O. Box 150                                           Common
                      Providnciales
                      Turks & Caicos Isles
---------------------------------------------------------------------------------------------------------------
Common Shares         Steve Fabbro                                          995,000                   9.90%
                      806 Roschester Avenue Coquitlam, B.C.                  Common
                      V6R 3B4  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Greg Burnett                                       [2]200,000                   1.95%
                      #903 - 456 Moberly Road                                Common
                      Vancouver, B.C.
                      V5Z 4L7  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Alan Crawford                                      [2]200,000                   1.95%
                      #6 - 1609 Balsam Street                                Common
                      Vancouver, B.C.
                      V6V 3L9  Canada
---------------------------------------------------------------------------------------------------------------
Common Shares         Directors and Officers as a                      [3]1,548,500                  14.02%
                      Group (five persons)                                   Common
===============================================================================================================

[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

[2]  This number includes options to purchase 200,000 shares at $0.25 per share.

[3] This number includes options to purchase 1,000,000 shares at $0.25 per share.

Item 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
------

The following table sets forth as of May 31, 1999, the name, age, and position of the executive officers and directors of the Company. The directors were appointed until the Company's next annual general meeting or until a successor is elected and qualifies to be a director of the Company:

====================================================================================================================
Name                        Age      Position/Office held with the Company              Appointed to Office
====================================================================================================================
Allen Sewell                60       Director, Secretary, Treasurer and President       June 17, 1998
--------------------------------------------------------------------------------------------------------------------
Graeme Sewell               31       Director                                           January 18, 1999
--------------------------------------------------------------------------------------------------------------------
Negar Towfigh               26       Director                                           February 16, 1999
--------------------------------------------------------------------------------------------------------------------
Alan Crawford               45       Director                                           March 10, 1999
--------------------------------------------------------------------------------------------------------------------
Greg Burnett                37       Director                                           March 10, 1999
====================================================================================================================

Allen Sewell is Graeme Sewell's father.

     ALLEN SEWELL holds a Bachelor of Commerce from the University of British Columbia and is a member of the Institute of Chartered Accountants. He has held the following positions:

     -    a director and president of the Company since 1998
     - a director and president of Elk Slough Pipeline Co. since April 1981 which company has built and operates four gas wells and two oil wells in Kern, Yolo, and Solana Counties, California.
     -    a director and president of Brothers since May, 1997
     - the manager of a real estate company (379112 B.C. Ltd.) from December, 1989 to December 1995.
     - a director of Goldwater Resources Ltd. (a company listed on the Vancouver Stock Exchange) from May 26, 1998 to October 22, 1998

     GRAEME SEWELL was an investment advisor at Canaccord Capital Corporation from February 1, 1996 until November 1998. Mr. Sewell was employed in the area of sales at Canaccord Capital Corporation from August 1, 1994 to January 1996 and worked as an accountant previous to that at Amisano & Company from June 1, 1991 to August 1994. Mr. Sewell was granted a pardon by the National Parole Board under the Criminal Records Act on February 19, 1993 for an impaired driving conviction.

     NEGAR TOWFIGH has a Bachelor of Commerce from the University of British Columbia. She worked as a licensed sales assistant at Canaccord Capital from March 1998 to February 1999. She was previously a sales assistant at Nesbitt Burns, RBC Dominion and Pacific International Securities Inc. from May 1995 to March 1998.

     ALAN CRAWFORD holds a MBA from the University of Edinburgh and is a Chartered Financial Planner. He has been a Director and President of Camflo Resources Ltd. (a company listed on the Alberta Stock Exchange) since August 1997. Formerly, he directed corporate finance activities for International Panorama Resource Corp. (a company listed on the Vancouver Stock Exchange and trading on the NASD bulletin board) from August 1996 to April 1997. He was the Director of Corporate Finance for

Techeven Finance Group from July 1991 to July 1996. In 1996 Mr. Crawford made a voluntary proposal with respect to the settlement of a debt relating to a guarantee given by Mr. Crawford to a bank creditor. This proposal was accepted and discharged in full. In addition to the foregoing, Mr Crawford has held the following directorships:

     - director of Ona Energy Corp. (listed on the Alberta Stock Exchange) from July 1998 to present
     - director of 8 Crown Capital Corp. (listed on the Vancouver Stock Exchange) from December 1998 to present

     GREG BURNETT holds a MBA and Bachelor or Applied Sciences in Civil Engineering from the University of British Columbia. He has been the president and director of Carob Management Ltd., which is a private company, since November 1986. In addition to the foregoing, he currently holds or has in the past held the following positions:

     - president and a director of Balmoral Capital Corporation (listed on the Alberta Stock Exchange) from May 1998 to present
     - president and director of Orko Gold Corporation (listed on the Alberta Stock Exchange) from March 1996 to present
     - a director of Pender Capital Corporation (listed on the Alberta Stock Exchange) since November 1993 and president from November 1993 to February 1996
     - a director of Calldirect Capital Corporation (listed on the Alberta Stock Exchange) from August 1997 to present
     - a director of Camflo Resources Ltd. (listed on the Alberta Stock Exchange) since May 1998
     - a director of 8 Crown Capital Corp. (listed on the Vancouver Stock Exchange) since January 1999
     - a director of East Asia Gold Corporation. (listed on the Canadian Dealing Network) since June 1994

Item 6:  EXECUTIVE COMPENSATION
------

The following table summarizes the total compensation of the President and the other most highly compensated executive officers of the Company earning in excess of $100,000 for the fiscal year ended December 31, 1998:


==================================================================================================================
                                             Summary Compensation Table
                                      (As at the year ended December 31, 1998)
==================================================================================================================
                                                   Annual Compensation                          Long Term
                                                                                              Compensation
------------------------------------------------------------------------------------------------------------------
Name and Principal         Year     Salary ($)      Bonus ($)         Other Annual             Securities
Position                                                              Compensation             Underlying
                                                                           ($)                Options/SARs
                                                                                               Granted (#)
------------------------------------------------------------------------------------------------------------------
Allen Sewell               1998         Nil            Nil                 Nil                     Nil
President
==================================================================================================================

Item 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------

As discussed in Item 3, the Company has entered into an agreement with Brothers, whose president is Allen Sewell. Graeme Sewell is Allen Sewell's son and Graeme Sewell's two children own shares in Brothers, a company owned and controlled by several members of the Sewell family. The directors of Brothers are Allen Sewell and Michael Sewell, Graeme Sewell's father and brother, respectively.

Brothers granted to the Company an option to earn 70% of Brothers? 10% working interest in certain oil and gas leases, options to lease and seismic options located on the Lands in Solano County California. As discussed, the Company has paid $73,000 (U.S.) to Brothers pursuant to the Agreement which amount is equal to Brothers total land and seismic acquisition costs associated with the Lands. The estimated land and seismic costs were US$83,000 at the time the Agreement was entered into. However, cost savings have been realized and the total land and seismic costs are in fact, US$73,000.

Allen Sewell and Graeme Sewell may be considered to be promoters of the Company.

Item 8:  DESCRIPTION OF SECURITIES
------

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value and 1,000,000 shares of Preferred Stock, $0.01 par value. The following summary of certain terms of the Preferred Stock and the Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

Common Stock
------------

Liquidation Rights Upon liquidation or dissolution, each outstanding Common
------------------
Share will entitle the holder to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights There are no limitations or restrictions upon the rights of the
---------------
Board
of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

Voting Rights     Holders of Common Shares of the Company are entitled to cast
-------------
one vote for each share held at all shareholders meetings for all purposes.

Other Rights      Common Shares are not redeemable, have no conversion rights
------------
and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Preferred Stock
---------------

The Articles of Incorporation authorized the Board of Directors to issue, by way of resolution, 1,000,000 shares of Preferred Stock, in classes, having such designations, powers, preferences, rights, and limitations and on such terms and conditions as the Board of Directors may from time to time determine, including the rights, in any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As of the date of this Form 10SB, no classes of Preferred Stock have been designated and no shares of Preferred Stock have been issued.

PART II

Item 1:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
------   OTHER SHAREHOLDER MATTERS

There currently is no public trading market for the Company's common stock. There are currently options granted to the directors of the company to purchase 1,000,000 common shares at $0.25 per share. The Company has 2,515,667 common shares issued pursuant to Rule 144 pursuant to private transactions.

Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

As at May 31, 1999 the Company had forty-nine shareholders of record. The transfer agent for the Company is American Securities Transfer & Trust Inc. at 1825 Lawrence Street, Suite 444, Denver, Colorado, 80202-1817, USA.

Item 2:  LEGAL PROCEEDINGS
------

No legal proceedings are reportable pursuant to this item.

Item 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------

No change in accountant is reportable pursuant to this item.

Item 4:  RECENT SALES OF UNREGISTERED SECURITIES
------

The Company issued 10,147,067 common shares on January 5, 1999. These shares were purchased by directors and officers of the Company and close friends and relatives of the directors and officers of the Company. The total proceeds of the offering was $150,708 and all of the securities were sold for cash. The offering described in this paragraph was accomplished under the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Item 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS
------

Section 78.7502 of the Nevada general corporation law provides as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada general corporation law also provides as follows:

(1) Any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 of the Nevada general corporation statutes also provides as follows:

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

     (a)  The creation of a trust fund.
     (b)  The establishment of a program of self-insurance.
     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
     (d)  The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

     (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
     (b)  The insurance or other financial arrangement;
     (1)  Is not void or voidable; and
     (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

The Company's articles of incorporation also provide as follows:

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.037), as the same now exists or may hereafter be amended or supplemented, no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for damages for breach of fiduciary duty as a director or officer.

The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, employee, or agent of, or in any similar managerial or fiduciary position of, another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, or agent of the Corporation to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

The Company's bylaws provide as follows with respect to indemnification and insurance:

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.751), as the same now exists or may hereafter be amended or supplemented, the Corporation shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Corporation, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Corporation may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.

The Company has not currently made any arrangements regarding insurance but may do so in the future.

Part F/S:  Financial Statements
--------


Audited Financial Statements from Inception (June 17, 1998) to December 31, 1998 and unaudited financial statements from January 1, 1999 to March 31, 1999 as required by Item 310 of Regulation S-B are attached below.

                             NEWLANDS OIL & GAS INC.

                          (A Development Stage Company)

                         REPORT AND FINANCIAL STATEMENTS

                                December 31, 1998

                             (Stated in US Dollars)
                             ----------------------

                                AUDITORS' REPORT

To the Directors,
Newlands Oil & Gas Inc.


We have audited the balance sheet of Newlands Oil & Gas Inc. (A Development Stage Company) as at December 31, 1998 and the statement of loss and deficit accumulated during the development stage, stockholders' equity and cash flows for the period June 17, 1998 (Date of Incorporation) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and cash flows for the period June 17, 1998 (Date of Incorporation) to December 31, 1998, in accordance with generally accepted accounting principles in the United States.

Vancouver, Canada                                       By /s/ Amisano Hanson
February 9, 1999, except as to Note 9 which is as          Chartered Accountants
                  of February 25, 1999

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict
-------------------------------------------------------------------------

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in
Note 1 to the accompanying financial statements in respect of the company's substantial losses from operations, substantial doubt about the company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 7, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada                                       By /s/ Amisano Hanson
February 9, 1999, except as to Note 9 which is as          Chartered Accountants
                  of February 25, 1999

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998
                             (Stated in US Dollars)
                             ----------------------


                                     ASSETS
                                     ------
                                                                        1998
                                                                        ----
Current
   Cash                                                              $  29,472
                                                                      --------

                                                                        29,472
Deferred charge - Note 3                                                45,000
Oil and gas property - Notes 4, 6 and 9                                 50,000
                                                                      --------

                                                                     $ 124,472
                                                                      ========

                                   LIABILITIES
                                   -----------
Current
   Accounts payable                                                  $   3,680
                                                                      --------


                              STOCKHOLDERS' EQUITY
                              --------------------
Capital stock - Note 5                                                 150,708

Deficit accumulated during the development stage                       (29,916)
                                                                      --------

                                                                       120,792
                                                                      --------

                                                                     $ 124,472
                                                                      ========


Nature and Continuance of Operations - Note 1
Commitments - Note 4
Subsequent Event - Note 9



APPROVED BY THE DIRECTORS:


By: /s/ Allen Sewell   Director
    ----------------

                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
   for the period June 17, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                             ----------------------


                                                                 June 17, 1998
                                                                   (Date of
                                                               Incorporation) to
                                                                 December 31,
                                                                     1998
                                                                     ----
Administrative Expenses
   Accounting and audit fees                                     $      3,500
   Consulting fees                                                      7,000
   Interest and bank charges                                               39
   Legal fees                                                          13,958
   Office and other                                                       317
   Travel                                                                 571
                                                                   ----------

Net loss before other                                                  25,385
Other
   Exploration and development expenses                                 4,531
                                                                   ----------

Net loss for the period and deficit accumulated during the
 development stage                                               $     29,916
                                                                   ==========

Net loss per share                                               $       0.03
                                                                   ==========

Weighted average number of shares outstanding                       1,020,017
                                                                   ==========


                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
    for the period June 17, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                             ----------------------


                                                                June 17, 1998
                                                                  (Date of
                                                              Incorporation) to
                                                                December 31,
                                                                    1998
                                                                    ----
Cash Flows from Operating Activities
   Net loss for the period                                     $ (    29,916)

   Changes in non-cash working capital balances related to
    operations
     Accounts payable                                                  3,680
                                                                ------------

                                                                 (    26,236)
                                                                ------------
Cash Flows from Financing Activity
   Issue of common shares                                            150,708
                                                                ------------

Cash Flows used in Investing Activities
   Deferred charges                                              (    45,000)
   Oil and gas property                                          (    50,000)
                                                                ------------
                                                                 (    95,000)
                                                                ------------

Net increase in cash during the period                                29,472

Cash, beginning of the period                                              -
                                                                ------------

Cash, end of the period                                        $      29,472
                                                                ============


                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                      STATEMENT OF STOCKHOLDERS' EQUITY for
     the period June 17, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                             ----------------------

                                                                                     Deficit
                                                                                   Accumulated
                                      (Note 5)  Common Shares      Additional       During the
                                      -----------------------       Paid-in        Development
                                         #         Par Value         Capital          Stage            Total
                                       -----       ---------         -------          -----            -----
Shares issued pursuant to
 offering memorandum                 10,047,167    $   10,047      $  140,661       $       --      $  150,708

Net loss for the period                      --            --              --          (29,916)        (29,916)
                                     ----------    ----------      ----------       ----------      ----------

Balance, as at
 December 31, 1998                   10,047,167    $   10,047      $  140,661       $  (29,916)     $  120,792
                                     ==========    ==========      ==========       ==========      ==========


                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                      NOTES TO THE FINANCIAL STATEMENTS for
     the period June 17, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)
                             ----------------------


Note 1    Nature and Continuance of Operations
          ------------------------------------

          The company is in the development stage and is in the process of exploration and development of oil and gas properties in California and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying properties, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or proceeds from the sale thereof.

          These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $29,916 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

          The company was incorporated in Nevada on June 17, 1998, as Newlands Oil & Gas Inc. and commenced operations at that time.

Note 2    Summary of Significant Accounting Policies
          ------------------------------------------

          The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

          The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

          Development Stage Company
          -------------------------

          The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The company is devoting substantially all of its present efforts to the business of exploration and development of oil and gas properties in California. All losses accumulated since inception have been considered as part of the company's development stage activities.

                            Newlands Oil & Gas Inc.
                         (A Development Stage Company)
                       Notes to the Financial Statements
          June 17, 1998 (Date of Incorporation) to December 31, 1998
                         (Stated in US Dollars) - Page
                          --------------------


Note 2    Summary of Significant Accounting Policies - (cont'd)
          ------------------------------------------

          Oil and Gas Project Costs
          -------------------------

          The company follows the successful efforts method of accounting for its oil and gas properties. Under this method, the initial acquisition costs and the costs of drilling and equipping development wells, are capitalized. The costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to operations as dry hole expenses. Costs and reserves of properties are aggregated by country. All other exploration expenditures, including geological and geophysical costs and annual rentals on exploration acreage, are charged to operations as incurred. Lease acquisition costs, subsequently determined to be impaired in value, are charged to operations.

          No gains or losses are recognised on the sale or disposition of oil and gas properties except when there is a material disposition of reserves of a country. All other proceeds are credited against the cost of the related properties.

          Depletion of the net capitalized costs of producing wells and leases is charged to operations on the unit-of-production method, by country, based upon estimated proved reserves.

          Loss Per Share
          --------------

          Loss per share calculations are based upon the weighted average number of shares outstanding during the period.

          Income Taxes
          ------------

          The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

          Fair Value of Financial Instruments
          -----------------------------------

          The carrying value of cash and accounts payable approximate fair value because of the short maturity of those instruments.

                            Newlands Oil & Gas Inc.
                         (A Development Stage Company)
                       Notes to the Financial Statements
          June 17, 1998 (Date of Incorporation) to December 31, 1998
                         (Stated in US Dollars) - Page
                          --------------------

Note 3    Deferred Charge
          ---------------

          By an agreement dated July 1, 1998, the company engaged a consultant for the purpose of facilitating a private placement of the company's securities at a cost of $45,000, paid in advance of such services. This amount will be deferred until the services are provided.

Note 4    Oil and Gas Project Costs - Notes 6 and 9
          -------------------------

          By a participation agreement dated June 17,1998, with a related company, the company may earn a 100% working interest before payout and an 84% working interest after payout in an initial test well and two subsequent wells to be drilled on the Travis project located in the Sacramento Basin of California. To earn its working interest the company was required to pay $600,000 on or before December 31, 1998 ($50,000 paid) and pay other exploration and drilling costs.

          This company is related by virtue of common directors.

          Subsequent to December 31, 1998, this agreement was restructured (Note
          9).

Note 5    Capital Stock
          -------------

          a)   Authorized:

               50,000,000 common shares, $0.001 par value
               1,000,000 preferred shares, $0.01 par value

                                                                                       Additional
                                                                          Par           Paid-in
          b)   Issued:                                     #             Value          Capital          Total
                                                         -----           -----          -------          -----
               Common shares:
                Pursuant to an offering
                 memorandum - at $0.015                10,047,167    $     10,047    $     140,661   $     150,708
                                                       ----------    ------------    -------------   -------------
               Balance, December 31, 1998              10,047,167    $     10,047    $     140,661   $     150,708
                                                       ----------    ------------    -------------   -------------

Note 6    Related Party Transactions - Notes 4 and 9
          --------------------------

          The company paid $50,000 with respect to earning an interest in an oil and gas project to a private company with which it has a common director.

                            Newlands Oil & Gas Inc.
                         (A Development Stage Company)
                       Notes to the Financial Statements
          June 17, 1998 (Date of Incorporation) to December 31, 1998
                         (Stated in US Dollars) - Page
                          --------------------


Note 7    Deferred Tax Assets
          -------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the company's deferred tax assets:

                                                                      Total
                                                                      -----
          Deferred Tax Assets
            Non-capital loss carryforwards                       $       29,916
                                                                  =============

          Gross deferred tax assets                              $       14,958
          Valuation allowance for deferred tax asset                (    14,958)
                                                                  -------------

                                                                 $            -
                                                                  =============


          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 8    Income Taxes
          ------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 1998, the company has net operating loss carryforwards, which expire commencing in 2008 totalling approximately $29,916, the benefit of which has not been recorded in the financial statements.

                            Newlands Oil & Gas Inc.
                         (A Development Stage Company)
                       Notes to the Financial Statements
          June 17, 1998 (Date of Incorporation) to December 31, 1998
                         (Stated in US Dollars) - Page
                          --------------------


Note 9    Subsequent Event - Note 4
          ----------------

          Subsequent to December 31,1998, the company restructured its investment in the Travis Oil and Gas project by the completion of a new agreement. Pursuant to an exploration conveyance and assignment agreement with a related company (Note 4), the company may earn a 7% working interest in the Travis Oil and Gas project for total estimated consideration of $73,000 ($50,000 paid). The balance shall be paid on or before March 30, 1999. The company is required to pay 10% of the costs for each test well drilled. If its does not pay it's portion within 15 days of a cash call, it will not have any right to the test wells nor will it have any right to an interest in any proposed development well for that prospect. The company can only participate in development wells by contributing to an initial test well in the prospect area.

Note 10   New Accounting Standard
          -----------------------

          In March, 1995, Statement of Financial Accounting Standards No. 12 ("SFAS-121") "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of" was issued. Certain long-lived assets held by the company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined. The company has adopted these standards and there was no material effect on its financial position or results of operations of the company from its adoption.

Note 11   Uncertainty Due to the Year 2000 Issue
          --------------------------------------

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                             NEWLANDS OIL & GAS INC.

                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                 March 31, 1999

                             (Stated in US Dollars)

                            (Unaudited - See Note 1)
                             ----------------------

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                      March 31, 1999 and December 31, 1998
                             (Stated in US Dollars)
                            (Unaudited - See Note 1)
                            ------------------------

                                                     ASSETS
                                                     ------
                                                                                March 31,           December 31,
                                                                                  1999                  1998
                                                                                  ----                  ----
Current
   Cash                                                                      $       2,176        $      29,472
Deferred charge                                                                     45,000               45,000
Oil and gas property - Note 2                                                       73,000               50,000
                                                                              ------------         ------------
                                                                             $     120,176        $     124,472
                                                                              ============         ============
                                                   LIABILITIES
                                                   -----------
Current
   Accounts payable                                                          $      13,927        $       3,680
                                                                              ------------         ------------
                                              STOCKHOLDERS' EQUITY
                                              --------------------
Capital stock - Note 3                                                             150,708              150,708

Deficit accumulated during the development stage                                (   44,459)          (   29,916)
                                                                              ------------         ------------
                                                                                   106,249              120,792
                                                                              ------------         ------------
                                                                             $     120,176        $     124,472
                                                                              ============         ============



                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
                        for the three month period ended
                 March 31, 1999 and for the period June 17, 1998
                  (Date of Incorporation) to December 31, 1998
           and June 17, 1998 (Date of Incorporation) to March 31, 1999
                             (Stated in US Dollars)
                            (Unaudited - See Note 1)
                            ------------------------

                                                                                  June 17, 1998        June 17, 1998
                                                              Three months           (Date of             (Date of
                                                                  ended         Incorporation) to    Incorporation) to
                                                                March 31,          December 31,          March 31,
                                                                  1999                 1998                 1999
                                                                  ----                 ----                 ----
Administrative Expenses
   Accounting and audit fees                                $           500     $         3,500      $         4,000
   Consulting fees                                                    6,000               7,000                7,000
   Interest and bank charges                                            128                  39                  167
   Legal fees                                                         6,081              13,958               20,039
   Office and other                                                     104                 317                  421
   Travel                                                               669                 571                1,240
   Transfer agent fees                                                1,228                   -                1,228
                                                             --------------      --------------       --------------
Net loss before other                                                14,710              25,385               34,095
Other
   Exploration and development expenses                                   -               4,531                4,531
   Interest income                                             (        167)                  -         (        167)
                                                             --------------      --------------       --------------
Net loss for the period                                              14,543              29,916               38,459

Deficit, beginning of the period                                     29,916                   -                    -
                                                             --------------      --------------       --------------
Deficit, end of the period                                  $        44,459     $        29,916      $        38,459
                                                             ==============      ==============       ==============
Net loss per share                                          $         0.004     $        0.029
                                                             ==============      ==============
Weighted average number of shares outstanding                    10,047,167           1,020,017
                                                             ==============      ==============



                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                        for the three month period ended
                 March 31, 1999 and for the period June 17, 1998
                  (Date of Incorporation) to December 31, 1998
           and June 17, 1998 (Date of Incorporation) to March 31, 1999
                             (Stated in US Dollars)
                            (Unaudited - See Note 1)
                            ------------------------

                                                                                June 17, 1998        June 17, 1998
                                                             Three months          (Date of             (Date of
                                                                ended         Incorporation) to    Incorporation) to
                                                              March 31,          December 31,          March 31,
                                                                 1999                1998                 1999
                                                                 ----                ----                 ----
Cash Flows from Operating Activities
   Net loss for the period                                 $  (     14,543)   $  (     29,916)     $  (     38,459)

   Changes in non-cash working capital balances
    related to operations
     Accounts payable                                               10,247              3,680                7,927
                                                             -------------      -------------        -------------
                                                              (      4,296)      (     26,236)        (     30,532)
                                                             =============      =============        =============
Cash Flows from Financing Activity
   Issue of common shares                                                -            150,708              150,708
                                                             -------------      -------------        -------------
Cash Flows used in Investing Activities
   Deferred charges                                                      -       (     45,000)        (     45,000)
   Oil and gas property                                       (     23,000)      (     50,000)        (     73,000)
                                                             -------------      -------------        -------------
                                                              (     23,000)            29,472         (     18,000)
                                                             -------------      -------------        -------------
Net increase (decrease) in cash during the period             (     27,296)            29,472                2,176

Cash, beginning of the period                                       29,472                  -                    -
                                                             -------------      -------------        -------------
Cash, end of the period                                    $         2,176    $        29,472      $         2,176
                                                             =============      =============        =============



                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                           STATEMENT OF STOCKHOLDERS'
                  EQUITY for the period June 17, 1998 (Date of
                       Incorporation) to December 31, 1998
                  and for the three months ended March 31, 1999
                             (Stated in US Dollars)
                            (Unaudited - See Note 1)
                            ------------------------

                                                                                         Deficit
                                                                                       Accumulated
                                         (Note 3)  Common Shares      Additional        During the
                                          ----------------------        Paid-in        Development
                                             #         Par Value        Capital           Stage            Total
                                          -------      ---------        -------           -----            -----
Shares issued pursuant to
 offering memorandum                     10,047,167  $     10,047    $    140,661    $           -     $     150,708

Net loss for the period                           -             -               -      (    29,916)      (    29,916)
                                         ----------    ----------      ----------       ----------        ----------
Balance, as at
 December 31, 1999                       10,047,167        10,047         140,661      (    29,916)          120,792

Net loss for the period                           -             -               -      (    14,543)      (    14,543)
                                         ----------    ----------      ----------       ----------        ----------
Balance, as at March 31, 1999            10,047,167  $     10,047    $    140,661    $ (    44,459)    $     106,249
                                         ==========    ==========      ==========       ==========        ==========


                            SEE ACCOMPANYING NOTES

                             NEWLANDS OIL & GAS INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1998
                            (Stated in U.S. dollars)
                            (Unaudited - See Note 1)
                             ----------------------

Note 1        Interim Reporting
              -----------------

              These financial statements have not been audited or reviewed and have been prepared on a compilation basis only. Readers are cautioned that these statements may not be appropriate for their purposes. While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2        Oil and Gas Project Costs
              -------------------------

              Pursuant to an exploration conveyance and assignment agreement with a related company, the company may earn a 7% working interest in the Travis Oil and Gas project for total estimated consideration of $73,000 (paid). The company is required to pay 10% of the costs for each test well drilled. If its does not pay it's portion within 15 days of a cash call, it will not have any right to the test wells nor will it have any right to an interest in any proposed development well for that prospect. The company can only participate in development wells by contributing to an initial test well in the prospect area.


Note 3        Capital Stock
              -------------

              a)  Authorized:

                  50,000,000 common shares, $0.001 par value
                  1,000,000 preferred shares, $0.01 par value

                                                                                        Additional
                                                                            Par           Paid-in
             b)   Issued:                                    #             Value          Capital          Total
                                                           -----           -----          -------          -----
                  Common shares:
                   Pursuant to an offering
                    memorandum - at $0.015              10,047,167     $    10,047     $   140,661     $   150,708
                                                        ----------     -----------     -----------     -----------
                  Balance, December 31, 1998
                   and March 31, 1999                   10,047,167     $    10,047     $   140,661     $   150,708
                                                        ==========     ===========     ===========     ===========

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Newlands Oil & Gas Inc.
-----------------------
(Registrant)


Date:   June 9, 1999
        ------------

By:      By /s/ Graeme Sewell
        ----------------------
        (Signature)

        Graeme Sewell
        --------------
        Print Name

        Director
        --------
        Title

PART III

Item 1:    INDEX TO EXHIBITS
------

 Exhibit 3.1    Articles of Incorporation

 Exhibit 3.2    By-Laws

 Exhibit 10.1 Exploration Conveyance and Assignment Agreement between the Company and Brothers dated March 1, 1999 relating to the Travis 3D Seismic Project.

 Exhibit 10.2 Engagement Agreement dated July 1, 1998, between the Company and Procrass Corp.

 Exhibit 27.1   Financial Data Schedule